SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

___________________

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

(Amendment No. 3)

              TIM HELLAS TELECOMMUNICATIONS S.A.

(Name of the Issuer)

TIM Hellas Telecommunications S.A.; Troy GAC Telecommunications, S.A.;

Apax Partners Europe Managers Limited; Apax Europe VI GP Co. Limited;

    TPG Advisors IV, Inc.; T3 Advisors II, Inc.; and Socrates Kominakis.

(Name of the Person(s) Filing Statement)

                   Ordinary Shares, Nominal Value €1.53 Per Share

                  American Depositary Receipts, each representing one Ordinary Share

(Title of Class of Securities)

                                              859823106

(CUSIP Number of Class of Securities)

TIM Hellas Telecommunications S.A.

Attention: Michael Karakostas

66, Kifissias Avenue

15125 Maroussi

Athens, Greece

+30 210 615 8000

David Spuria, Esq. Texas Pacific Group 301 Commercial Street Suite 3300 Fort Worth, TX 76102 (817) 871-4000	Denise Fallaize Apax Europe VI GP Co. Limited 13-15 Victoria Road St. Peter Port Guernsey, C.I. GY1 3ZD +44 (0) 1481 735 820
Copies to:
William A. Groll Cleary Gottlieb Steen & Hamilton LLP City Place House 55 Basinghall Street London EC2V 5EH England +44 (0) 207 614 2200	Robert Friedman, Esq. Dechert LLP 30 Rockefeller Plaza New York, NY 10112 (212) 698-3500

(Name, Address and Telephone Number of Persons Authorized to Receive Notices

and Communications on Behalf of Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule
13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies.☐

Check the following box if the filing is a final amendment reporting the results of the transaction. ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of filing fee**
$325,214,470.98	$38,277.74

*Calculated solely for purposes of determining the filing fee. The transaction value was determined by multiplying 16,045,599 ordinary shares, nominal value €1.53 per share, of TIM Hellas Telecommunications S.A., which represents all shares outstanding on the date hereof and not owned by Troy GAC, by €16.42475 per share, converted to U.S. dollars using an exchange rate of $1.234 for one Euro (as published in the Financial Times on September 1, 2005).

**The filing fee, calculated in accordance with Exchange Act Rule 0-11, was calculated by multiplying the transaction value by 0.0001177.

☒ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $38,277.74	Filing Party: TIM Hellas Telecommunications S.A.
Form or registration no.: Schedule 13E-3	Date filed: September 2, 2005

Introduction

This Amendment No. 3 (the “Amendment”) to the transaction statement on Schedule 13E–3 amends and supplements the original Schedule 13E-3 filed on September 2, 2005, as previously amended (as amended, the “Schedule 13E-3”), by TIM Hellas Telecommunications S.A., a company organized under the laws of Greece (the “Company”), the issuer of the equity securities that are the subject of the Rule 13e-3 transaction described in the Schedule 13E-3; Troy GAC Telecommunications, S.A., a company organized under the laws of Greece; Apax Partners Europe Managers Limited, a company organized under the laws of England, and Apax Europe VI GP Co. Limited, a company organized under the laws of Guernsey; TPG Advisors IV, Inc., a Delaware corporation, and T3 Advisors II, Inc., a Delaware corporation; and Socrates Kominakis, the managing director and a director of TIM Hellas (collectively, the “Filing Persons”). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13E-3, including the definitive transaction statement attached as an exhibit to Amendment No. 1 to the Schedule 13E-3 (the “Transaction Statement”).

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

The last sentence of the fifth paragraph following the heading “Background and Description on the Transaction” in the section entitled “Special Factors Relating to the Going Private Transaction” on page 6 of the Transaction Statement is amended by deleting the sentence and replacing it in its entirety with the following:

“Ernst & Young (Hellas) Certified Auditors Accountants S.A. (“Ernst & Young Hellas”), the current independent auditors of TIM Hellas, were authorized by the board to perform specific procedures as stipulated by Greek law 2166/1993 on the transformation balance sheet and to issue a report on the information gathered, in which, among other things, the net book value of the assets of the Company is presented based on the information in the Company’s books and records maintained in accordance with Greek law and accounting principles. The procedures stipulated by Greek law 2166/1993 are limited to requiring the auditors to ascertain whether the transformation balance sheet agrees with the accounting records. No other procedures are required to be performed relating to the reliability and completeness of the information received. Accordingly, Ernst & Young Hellas expresses no opinion or any other form of assurance on the information included in the report with respect to the correctness and completeness of such information.”

The last sentence of the sixth paragraph following the heading “Background and Description of the Transaction” in the section entitled “Special Factors Relating to the Going Private Transaction” of the Transaction Statement, as previously amended, is further amended by deleting the sentence and replacing it in its entirety with the following sentence:

“None of the members of the Buyer Group, TIM Hellas or Mr. Kominakis has any knowledge of any competing bids received by TIM International for its stake in TIM Hellas.”

The first sentence of the thirteenth paragraph following the heading “Background and Description on the Transaction” in the section entitled “Special Factors Relating to the Going Private Transaction” on page 8 of the Transaction Statement is amended by deleting the sentence and replacing it in its entirety with the following:

“The specific procedures contemplated by Greek law were performed on the transformation balance sheet by Ernst & Young Hellas and, on July 20, 2005, the report described above was completed by Ernst & Young Hellas, an English translation of the Greek original of which is attached as an exhibit to the Schedule 13E-3 (we refer to this report in this document as the “report of Ernst & Young Hellas”).”

The fourth bullet point of the sixteenth paragraph following the heading “Background and Description on the Transaction” in the section entitled “Special Factors Relating to the Going Private Transaction” on page 9 of the Transaction Statement is amended by deleting the text and replacing it in its entirety with the following:

“the transformation balance sheet of TIM Hellas and the related report of Ernst & Young Hellas.”

Item 8.	Fairness of the Transaction.

The section entitled “Recommendation of the Board of Directors; Position Regarding Fairness of the Transaction” under “Special Factors Relating to the Going Private Transaction” on page 11 of the Transaction Statement is amended by adding the following as a second bullet point:

“•

The board of directors also considered the fact that the transaction involves a merger of two Greek companies governed by Greek law and practices. The board of directors believes the transaction, which has been undertaken in all respects in compliance with Greek law and practice, is procedurally fair given this compliance and its pricing and history resulting from arm’s length negotiations, despite the absence of U.S. style procedural protections, which protections would have been unusual in a Greek transaction of this nature.”

Item 9.	Reports, Opinions, Appraisals and Negotiations.

The section entitled “Analysis of Precedent Transactions” in the section entitled “Opinion of Morgan Stanley” under “Special Factors Relating to the Going Private Transaction” of the Transaction Statement, as previously amended, is further amended by deleting last two sentences of the first added paragraph and the table that follows such paragraph and replacing them in their entirety with the following:

4

“Included in this information were management’s estimates of revenues; operating expenses; earnings before interest, taxes, depreciation and amortization (EBITDA); and capital expenditures for 2005 through 2011. Set forth below are the projected revenues, total operating expenses, EBITDA and capital expenditures for 2005 through 2011, each expressed in millions of Euro (some of this information was utilized by Morgan Stanley in certain of its financial analyses set forth above):

in € Million	2005	2006	2007	2008	2009	2010	2011
Total Revenues	806	839	880	935	994	1,050	1,115
Total Operating Expenditure	(580)	(589)	(600)	(616)	(640)	(662)	(687)
EBITDA	226	250	280	319	355	389	428
Total Capital Expenditure	138	146	135	129	128	127	127”

The fourth paragraph of the section entitled “Discounted Cash Flow Analysis” in the section entitled “Opinion of Morgan Stanley” in the section entitled “Special Factors Relating to the Going Private Transaction” of the Transaction Statement, as previously amended, is further amended by deleting the new sentence previously added at the end of the paragraph and replacing it in its entirety with the following:

“Morgan Stanley chose the discount rates utilized in this analysis based upon an analysis of the weighted average cost of capital of selected companies, which involved delevering the betas of the selected companies (which represent the relative risk associated with such companies) to select an appropriate unlevered beta for TIM Hellas. This unlevered beta was then levered to an appropriate level. The relevered beta formed but one input to the calculation of discount rate, the others being a risk free rate, a market risk premium and a corporate risk spread. These inputs involve a mix of publicly available information and Morgan Stanley analysis, experience with analyzing telecommunications companies and knowledge of the telecommunications industry in general. As such, industry average discount rates were not used to select the discount rates for TIM Hellas."

The third to last paragraph in the section entitled “Opinion of Morgan Stanley” in the section entitled “Special Factors Relating to the Going Private Transaction” of the Transaction Statement, as previously amended, is further amended by deleting the new sentences previously added and replacing them in their entirety with the following:

"Morgan Stanley's fees for its services to TIM Hellas in connection with the delivery of the fairness opinion described above are € 500,000. Morgan Stanley has not previously rendered services to TIM Hellas. In the course of its investment banking business, however, Morgan Stanley and its affiliates have provided in the past and may seek to provide in the future financial advisory and financing services to the Buyer Group and its affiliates. Morgan

5

Stanley and its affiliates have since October 1, 2003, received an aggregate of approximately $40 million in fees from the private equity funds managed by the Apax Entities and the TPG Entities (or their affiliated funds), or from acquisition vehicles controlled by such entities, in connection with investments by such entities, and may continue to receive customary fees for the rendering of such services in the future. These fees are not significant when viewed in the context of the aggregate fees earned by Morgan Stanley and its affiliates from all financial advisory and financing services during the same period of time. Morgan Stanley is one of several investment banking and advisory firms that provide financial advisory and financing services to the private equity funds managed by the Apax Entities and the TPG Entities or their affiliates, each of which, during any period of time, may be expected to receive customary fees in comparable amounts for its services."

Item 13.	Financial Statements.

The first paragraph following the heading “Recent Developments” in the section entitled “Information Concerning TIM Hellas” on page 31 of the Transaction Statement is amended by deleting the text and replacing it in its entirety with the following:

“As described above under “Special Factors Relating to the Going Private Transaction-Background and Description of the Merger,” the Company prepared the transformation balance sheet as of June 15, 2005 in accordance with Greek law and accounting principles, and Ernst & Young Hellas performed the specific procedures thereon contemplated by Greek law and has issued its report on the transformation balance sheet, which was completed on July 20, 2005. Set forth below is the summary of the transformation balance sheet reflecting the Company’s net asset position as at June 15, 2005, as reflected in the report of Ernst & Young Hellas.”

The second paragraph following the heading “Recent Developments” in the section entitled “Information Concerning TIM Hellas” on page 32 of the Transaction Statement is amended by deleting the words “auditor’s report” and replacing them with the words “report of Ernst & Young Hellas.”

Item 15.	Additional Information.

On October 4, 2005, TIM Hellas issued a press release announcing that, at the extraordinary general meeting held earlier that day, TCS Capital had exercised its right as a holder of ADSs representing 5% or more of the outstanding TIM Hellas stock to adjourn the meeting until November 2, 2005. Minority shareholders will not have the right to adjourn the meeting again at that time. A copy of the press release is attached as Exhibit (a)(3) to this Amendment and is incorporated herein by this reference in its entirety.

Item 16.	Exhibits.

(a)(3)	Press release issued by TIM Hellas on October 4, 2005.

In addition, the Filing Persons note that Exhibits (c)(3), (c)(4), (d)(1), (d)(2) and (d)(3), previously filed with the Schedule 13E-3 on September 2, 2005, are English translations of the original Greek text documents.

6

SIGNATURES

After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 5, 2005

TIM HELLAS TELECOMMUNICATIONS S.A.

By: /s/ Socrates Kominakis
Name: Socrates Kominakis
Title: Chief Executive Offiicer

7

SIGNATURES

After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 5, 2005

TROY GAC TELECOMMUNICATIONS, S.A.

By: /s/ Giancarlo Aliberti
Name: Giancarlo Aliberti
Title: Director

By: /s/ Matthias Calice
Name: Matthias Calice
Title: Director

8

After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 5, 2005

APAX PARTNERS EUROPE MANAGERS LIMITED

By: /s/ Peter Englander
Name: Peter Englander
Title: Director

By: /s/ Paul Fitzsimons
Name: Paul Fitzsimons
Title: Director

9

After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 5, 2005

APAX EUROPE VI GP CO. LIMITED

By: /s/ Constance A.E. Helyar
Name: Constance A.E. Helyar
Title: Director

10

After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 5, 2005

TPG ADVISORS IV, INC.

By: /s/ David A. Spuria
Name: David A. Spuria
Title: Vice President

T3 ADVISORS II, INC.

By: /s/ David A. Spuria
Name: David A. Spuria
Title: Vice President

11

After due inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 5, 2005

SOCRATES KOMINAKIS

By: /s/ Socrates Kominakis

12

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
(a)(1)	Preliminary Transaction Statement required by Rule 13e-3(e) under the Securities Exchange Act of 1934, as amended.*
(a)(2)	Transaction Statement required by Rule 13e-3(e) under the Securities Exchange Act of 1934, as amended.**
(a)(3)	Press Release issued by TIM Hellas on October 4, 2005.
(b)(1)

Senior Secured Facility Agreement, dated as of April 3, 2005, as amended and restated as of June 15, 2005, between, among others, Troy GAC Luxembourg V, Troy II, Troy IV S.àr.l., Troy GAC Luxembourg, the Company and J.P. Morgan Europe Limited, as agent and collateral agent (incorporated herein by reference to the Schedule 13D filed with the Securities and Exchange Commission by Troy GAC, the Apax Filing Persons and the TPG Filing Persons on June 27, 2005).

(b)(2)

Senior Subscription Agreement, dated as of April 3, 2005, between, among others, Troy GAC Luxembourg V, Troy II, Troy GAC and J.P. Morgan Europe Limited, as agent (the “Subscription Agreement”) (incorporated herein by reference to the Schedule 13D filed with the Securities and Exchange Commission by Troy GAC, the Apax Filing Persons and the TPG Filing Persons on June 27, 2005).

(b)(3)

Subscription Letter Agreement, dated as of June 15, 2005, between, among others, Troy GAC Luxembourg V, Troy II, Troy GAC and J.P. Morgan Europe Limited, as agent, amending the Subscription Agreement (incorporated herein by reference to the Schedule 13D filed with the Securities and Exchange Commission by Troy GAC, the Apax Filing Persons and the TPG Filing Persons on June 27, 2005).

(b)(4)

Senior Unsecured Facility Agreement, dated as of April 3, 2005, as amended and restated as of June 15, 2005, between, among others, Troy GAC Luxembourg III, Troy II, Troy IV S.àr.l., Troy GAC and J.P. Morgan Europe Limited, as agent and collateral agent (incorporated herein by reference to the Schedule 13D filed with the Securities and Exchange Commission by Troy GAC, the Apax Filing Persons and the TPG Filing Persons on June 27, 2005).

(b)(5)

PIK Facility Agreement, dated as of April 3, 2005, as amended and restated as of June 15, 2005, between, among others, Troy PIK, Troy I S.àr.l. and J.P. Morgan Europe Limited, as agent and collateral agent (incorporated herein by reference to the Schedule 13D filed with the Securities and Exchange Commission by Troy GAC, the Apax Filing Persons and the TPG Filing Persons on June 27, 2005).

(c)(1)	Fairness Opinion of Morgan Stanley & Co. Limited, dated as of August 24, 2005.*

13

(c)(2)	Presentation of Morgan Stanley & Co. Limited to the board of directors of TIM Hellas Telecommunications, S.A., dated as of August 24, 2005.*
(c)(3)	Merger Report under Greek law of the board of directors of TIM Hellas Telecommunications, S.A., dated as of August 24, 2005. (Translation from the Greek text original)*
(c)(4)	Merger Report under Greek law of the board of directors of Troy GAC Telecommunications, S.A., dated as of August 24, 2005. (Translation from the Greek text original)*
(d)(1)	Draft Merger Agreement, dated July 21, 2005, between TIM Hellas Telecommunications S.A. and Troy GAC Telecommunications S.A. (Translation from the Greek text original)*
(d)(2)	Transformation Balance Sheet under Greek law of TIM Hellas Telecommunications, S.A., as of June 15, 2005. (Translation from the Greek text original)*
(d)(3)	Report of Ernst & Young Hellas under Greek law 2166/1993 in respect of TIM Hellas Telecommunications, S.A., dated July 20, 2005. (Translation from the Greek text original)*
(f)	Not applicable.
(g)	Not applicable.

*	Previously filed with the Schedule 13E-3 on September 2, 2005.
**	Previously filed with Amendment No. 1 to the Schedule 13E-3 on September 12, 2005.

14